SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Republic First Bancorp, Inc.
__________________________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
__________________________________________________________________________________
(Title of Class of Securities)

760416107
________________________________________________________________________________
(CUSIP Number)

Vernon W. Hill, II
17000 Horizon Way, Suite 100
Mt. Laurel, NJ 08054

with copies to:

David C. Ingles
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2008
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.		Names of Reporting Persons. Vernon W. Hill, II
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (see instructions) PF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 923,077 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 923,077 shares of Common Stock
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 923,077 shares of Common Stock[1]
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 7.8%
14.		Type of Reporting Person (see instructions) IN

1 Represents shares of Common Stock that may be acquired upon conversion of 6,000 Trust Preferred Securities (defined below), each of which may be converted, subject to certain conditions, into 153.8462 shares of Common Stock.

1.		Names of Reporting Persons. Theodore J. Flocco, Jr.
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) [X] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (see instructions) PF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 36,923 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,923 shares of Common Stock
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 36,923 shares of Common Stock[2]
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
[ ]
13.		Percent of Class Represented by Amount in Row (11) 0.3%
14.		Type of Reporting Person (see instructions) IN

2 Represents shares of Common Stock that may be acquired upon conversion of 240 Trust Preferred Securities (defined below), each of which may be converted, subject to certain conditions, into 153.8462 shares of Common Stock.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Republic First Bancorp., Inc., a Pennsylvania corporation (the "Issuer").

The principal executive offices of the Issuer are located at 50 South 16th Street, Philadelphia, Pennsylvania, 19102.

Item 2. Identity and Background.

This statement is being filed jointly, pursuant to a joint filing agreement filed herewith as Exhibit 1, by:

     (i)  Vernon W. Hill, II.  The business address of Mr. Hill is 17000 Horizon Way, Suite 100, Mt. Laurel, NJ 08054.  Mr. Hill is an investor in various companies and business ventures.  He is the founder and former Chairman of Commerce Bancorp.

     (ii)  Theodore J. Flocco, Jr.  The residence address of Mr. Flocco is 11 Brookwood Road, Mt. Laurel, NJ 08054.  Mr. Flocco is a retired former partner of Ernst & Young LLP, an independent registered public accounting firm. Mr. Flocco currently serves as a director of the Issuer.

During the last five years, neither Mr. Hill nor Mr. Flocco (together, the "Reporting Persons") has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons beneficially own an aggregate of 7,800 convertible trust preferred securities (the "Trust Preferred Securities"), which are convertible, subject to certain conditions, into an aggregate of 960,000 shares of Common Stock.  The aggregate purchase price for the Trust Preferred Securities was $6,240,000 (exclusive of fees and expenses), which amount has come from the personal funds of the Reporting Persons.

Item 4. Purpose of Transaction.

(a)-(j)  On June 10, 2008, the Issuer, through a newly formed Delaware statutory trust, Republic First Capital Trust IV (the "Trust"), issued $10.8 million of the Trust Preferred Securities in a private placement transaction to five investors including Harry D. Madonna, Chairman and Chief Executive Officer of the Issuer; the Reporting Persons; and two other individuals (such other individuals, the "Other Investors").  The Trust Preferred Securities have a 30-year term with a fixed interest rate of 8.00% and are convertible into Common Stock at the option of the holders at a conversion price of $6.50 (i) at any time on or after the last day of any calendar quarter beginning with the quarter ending on June 30, 2008, if, as of such last day of such calendar quarter, the closing sale price of the Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such calendar quarter is more than 110% of the conversion price in effect on the last day of such calendar quarter, (ii) upon a change of control of the Issuer, (iii) at any time after June 30, 2009, and (iv) on the business day immediately preceding the date of repayment of such Trust Preferred Securities, whether at stated maturity or upon redemption.

The Reporting Persons acquired the Trust Preferred Securities pursuant to a Purchase Agreement, dated as of June 10, 2008 (the "Purchase Agreement"), between the Issuer, the Trust, The Harry D. Madonna Family Trust, the Reporting Persons and the Other Investors. The Purchase Agreement is filed herewith as Exhibit 2, and the description of the Purchase Agreement contained herein is qualified in its entirety by reference to such Exhibit 2, which is incorporated herein by reference.

In connection with the acquisition of the Trust Preferred Securities, the Issuer and Mr. Hill entered into a Consulting Agreement, dated as of June 10, 2008 (the "Consulting Agreement"), for a term of four years, pursuant to which the Issuer will pay to Mr. Hill a fee of $250,000 per year in consideration for Mr. Hill's providing advisory and consulting services with respect to strategic matters and opportunities regarding the Issuer and its business and operations.  Such services may include advice regarding (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries or (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.  In addition, pursuant to the Consulting Agreement, Mr. Hill has the right to designate one nominee for election to the Board of Directors of the Issuer and Republic First Bank (the "Bank"), a wholly owned subsidiary of the Issuer, subject to the director qualification standards of each of the Issuer and the Bank.  Pursuant to this right, Mr. Hill has designated Mr. Flocco as his nominee, and Mr. Flocco has been appointed as a director of the Issuer.

The Consulting Agreement provides for termination by the Issuer with cause (as defined therein) and termination by Mr. Hill for any reason upon 10 days advance notice; a covenant by Mr. Hill during the term of the Consulting Agreement not to serve in any management or consulting role with any bank or savings institution headquartered in New York, New Jersey or Pennsylvania, subject to exceptions and limitations; non-solicitation by Mr. Hill of customers and employees of the Issuer and the Bank during the term of the Consulting Agreement and for six months following an early termination of the Consulting Agreement; and, during the term of the Consulting Agreement and for so long as Mr. Hill's designee serves on the Board of Directors, commitments by Mr. Hill: (i) to vote in favor of Issuer proposals regarding ratification of the Issuer's auditors and election of the Issuer's nominees to its Board of Directors; (ii) not to, directly or indirectly, seek additional representation on the Board of Directors or certain committees or executive offices of the Issuer or the Bank, (iii) not to propose a director in opposition to the Issuer's or the Bank's nominees, (iv) not to support, initiate or participate in any proxy contest against the Issuer or the Bank, (v) not to aid in the preparation of publicity concerning the Issuer or the Bank without prior approval of the Issuer, unless required by law, (vi) not to participate in any litigation seeking to effect or facilitate a change in control of the Issuer, (vii) not to seek to amend the charter or bylaws of the Issuer or the Bank, (viii) not to acquire beneficial ownership of 10.0% or more of the outstanding Common Stock of the Issuer and (ix) not to aid any of his affiliates to do any of the foregoing.

The Consulting Agreement is filed herewith as Exhibit 3, and the description of the Consulting Agreement contained herein is qualified in its entirety by reference to such Exhibit 3, which is incorporated herein by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons have any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired and continue to hold the Trust Preferred Securities reported herein for investment purposes.  In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may from time to time in the future, subject to applicable legal and contractual restrictions and constraints, acquire shares of Common Stock, dispose of shares of Common Stock or the Trust Preferred Securities or formulate other plans or proposals regarding the securities of the Issuer, including the Trust Preferred Securities held by the Reporting Persons, to the extent deemed advisable in light of market conditions and other factors.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a)−(b)

Reporting Person	Number of Shares of Common Stock with Sole Voting and Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Vernon W. Hill, II	923,077	0	923,077	7.8%
Theodore J. Flocco, Jr.	36,923	0	36,923	0.3%

By virtue of their relationship, the Reporting Persons may be deemed to be a "group," which "group" may be deemed to beneficially own an aggregate of 960,000 shares of Common Stock, representing 8.1% of the outstanding shares of Common Stock.

The percentages used herein are based on 12,011,747 share of Common Stock outstanding, which represents the sum of (a) 960,000 shares of Common Stock into which the Trust Preferred Securities of the Reporting Person may be converted and (b) 10,811,747 shares of Common Stock reported to be issued and outstanding as of April 30, 2008 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the Securities and Exchange Commission on May 1, 2008.

(c)           Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the last 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Purchase Agreement, the Reporting Persons purchased an aggregate of 6,240 Trust Preferred Securities, each of which is convertible at the option of the holder, subject to certain conditions, into 153.8462 shares of Common Stock (subject to adjustment).

In connection with the Purchase Agreement, the Issuer, The Harry D. Madonna Family Trust, the Reporting Persons and the Other Investors entered into a Registration Rights Agreement, dated June 10, 2008 (the "Registration Rights Agreement"), pursuant to which The Harry D. Madonna Trust, the Reporting Persons and the Other Investors may require the Issuer to register shares of Common Stock into which the Trust Preferred Securities are converted (the "Registrable Securities"), subject to certain conditions.  Under the Registration Rights Agreement, the holders of 40 percent or more of the Registrable Securities may request that the Issuer file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the Registrable Securities (1) once per 12-month period beginning from and after June 10, 2009 and (2) any time after the Issuer's market capitalization exceeds $500 million.  If the Issuer receives such a request in writing, the Issuer shall (i) within 15 days of the receipt thereof, give written notice of such request to all holders of Registrable Securities and (ii) use commercially reasonable efforts to effect, as soon as practicable after receipt of such request, registration under the Securities Act of all of the Registrable Securities requested to be registered (and, in the case of a request at any time after the Issuer's market capitalization exceeds $500 million, file a "shelf" registration pursuant to Rule 415 under the Securities Act), subject to certain limitations, within 30 days of the mailing of such notice by the Issuer.  The Registration Rights Agreement also provides The Harry D. Madonna Family Trust, the Reporting Persons and the Other Investors with piggyback registration rights with respect to such Registrable Securities in the event the Issuer proposes to register any of its shares of Common Stock or other securities under the Securities Act of 1933, as amended, in connection with an offering of such securities, subject to certain exceptions and limitations.

The information in this Item 6 is qualified in its entirety by the information set forth under Items 3, 4 and 5 and the Purchase Agreement, Consulting Agreement and Registration Rights Agreement set forth in Exhibits 2, 3 and 4, respectively, which Items and Exhibits are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement dated as of June 20, 2008 between Vernon W. Hill, II and Theodore J. Flocco, Jr.

2
Purchase Agreement, dated as of June 10, 2008, between Republic First Bancorp, Inc., Republic First Bancorp Capital Trust IV, Vernon W. Hill, II, The Harry D. Madonna Family Trust, Stephen M. Lewis, John P. Silvestri and Theodore J. Flocco, Jr.

3	Consulting Agreement, dated as of June 10, 2008, between Republic First Bancorp, Inc. and Vernon W. Hill, II

4
Registration Rights Agreement, dated as of June 10, 2008, Republic First Bancorp, Inc., Vernon W. Hill, II, The Harry D. Madonna Family Trust, Stephen M. Lewis, John P. Silvestri and Theodore J. Flocco, Jr.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: June 20, 2008

/s/ Vernon W. Hill, II
Vernon W. Hill, II

/s/ Theodore J. Flocco, Jr.
Theodore J. Flocco, Jr.